Exhibit 16.1

Mine Safety Disclosure

The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S-K, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).

Mine Safety Information. Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the U.S. mining operator (e.g., our subsidiary, Jerritt Canyon Mine) must abate the alleged violation. In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order removing miners from the area of the mine affected by the condition until the alleged hazards are corrected. When MSHA issues a citation or order, it generally proposes a civil penalty or fine as a result of the alleged violation that the operator is ordered to pay. Citations and orders can be contested and appealed, and as part of the process, are often reduced in severity and amount, and are sometimes dismissed. The number of citations, orders and proposed assessments vary depending on the size and type (underground or surface) of the mine as well as by the MSHA inspector(s) assigned.

The below tables reflects citations and orders issued to the Issuer by MSHA during the year ended December 31, 2013. The proposed assessments for the year ended December 31, 2013 were taken from the MSHA data retrieval system as of April 23, 2014.

Additional Information about the Mine Act and MSHA references used in the table follows:

•	Section 103(j) Citations: In the event of any accident occurring in any coal or other mine, the operator shall notify the Secretary of Labor (the “Secretary”) thereof and shall take appropriate measures to prevent the destruction of any evidence which would assist in investigating the cause or causes thereof. In the event of any accident occurring in a coal or other mine, where rescue and recovery work is necessary, the Secretary or an authorized representative of the Secretary shall take whatever action he deems appropriate to protect the life of any person, and he may, if he deems it appropriate, supervise and direct the rescue and recovery activities in such mine.

•	Section 103(k) Orders: In the event of any accident occurring in a coal or other mine, an authorized representative of the Secretary, when present, may issue such orders as he deems appropriate to insure the safety of any person in the coal or other mine, and the operator of such mine shall obtain the approval of such representative, in consultation with appropriate state representatives, when feasible, of any plan to recover any person in such mine or to recover the coal or other mine or return affected areas of such mine to normal.

•	Section 104 Citations: Citations received from MSHA under Section 104 of the Mine Act for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard.

•	Section 104(a) Citations: If, upon inspection or investigation, the Secretary or his authorized representative believes that an operator of a coal or other mine subject to the Mine Act has violated the Mine Act, or any mandatory health or safety standard, rule, order, or regulation promulgated pursuant to the Mine Act, he shall, with reasonable promptness, issue a citation to the operator. Each citation shall be in writing and shall describe with particularity the nature of the violation, including a reference to the provision of the Mine Act, standard, rule, regulation, or order alleged to have been violated. In addition, the citation shall fix a reasonable time for the abatement of the violation. The requirement for the issuance of a citation with reasonable promptness shall not be a jurisdictional prerequisite to the enforcement of any provision of the Mine Act.

•	Section 104(b) Orders: If, upon any follow-up inspection of a coal or other mine, an authorized representative of the Secretary finds (1) that a violation described in a citation issued pursuant to Section 104(a) has not been totally abated within the period of time as originally fixed therein or as subsequently extended, and (2) that the period of time for the abatement should not be further extended, he shall determine the extent of the area affected by the violation and shall promptly issue an order requiring the operator of such mine or his agent to immediately cause all persons, except those persons referred to in Section 104(c), to be withdrawn from, and to be prohibited from entering, such area until an authorized representative of the Secretary determines that such violation has been abated.

•	Section 104(d)(1) Citations and Orders: If, upon any inspection of a coal or other mine, an authorized representative of the Secretary finds that there has been a violation of any mandatory health or safety standard, and if he also finds that, while the conditions created by such violation do not cause imminent danger, such violation is of such nature as could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard, and if he finds such violation to be caused by an unwarrantable failure of such operator to comply with such mandatory health or safety standards, he shall include such finding in any citation given to the operator under the Mine Act. If, during the same inspection or any subsequent inspection of such mine within 90 days after the issuance of such citation, an authorized representative of the Secretary finds another violation of any mandatory health or safety standard and finds such violation to be also caused by an unwarrantable failure of such operator to so comply, he shall forthwith issue an order requiring the operator to cause all persons in the area affected by such violation, except those persons referred to in Section 104(c) to be withdrawn from, and to be prohibited from entering, such area until an authorized representative of the Secretary determines that such violation has been abated.

•	Section 104(d)(2) Violations: Flagrant violations issued by MSHA under Section 110(b)(2) of the Mine Act. If a withdrawal order with respect to any area in a coal or other mine has been issued pursuant to Section 104(d)(1), a withdrawal order shall promptly be issued by an authorized representative of the Secretary who finds upon any subsequent inspection the existence in such mine of violations similar to those that resulted in the issuance of the withdrawal order under Section104(d)(1) until such time as an inspection of such mine discloses no similar violations. Following an inspection of such mine which discloses no similar violations, the provisions of paragraph (1) shall again be applicable to the mine.

•	Section 104(g)(1) Orders: If, upon any inspection or investigation pursuant to Section 103 of the Mine Act, the Secretary or an authorized representative shall find employed at a coal or other mine a miner who has not received the requisite safety training as determined under Section 115 of the Mine Act, the Secretary or an authorized representative shall issue an order under this section which declares such miner to be a hazard to himself and to others, and requiring that such miner be immediately withdrawn from the coal or other mine, and be prohibited from entering such mine until an authorized representative of the Secretary determines that such miner has received the training required by Section 115 of the Mine Act.

•	Section 107(a) Orders: If, upon any inspection or investigation of a coal or other mine which is subject to the Mine Act, an authorized representative of the Secretary finds that an imminent danger exists, such representative shall determine the extent of the area of such mine throughout which the danger exists, and issue an order requiring the operator of such mine to cause all persons, except those referred to in Section 104(c), to be withdrawn from, and to be prohibited from entering, such area until an authorized representative of the Secretary determines that such imminent danger and the conditions or practices which caused such imminent danger no longer exist. The issuance of an order under this subsection shall not preclude the issuance of a citation under Section 104 or the proposing of a penalty under Section 110.

Mine (1)(2)	Section 103(j) Orders	Section 103(k) Orders	Section 104(a) Citations(	Section 104(b) Orders	Section 104(d) Orders& Citations	Section 104(g)(1) Orders	Section 107(a) Orders	Proposed Penalties ($)(3)
Jerritt Canyon Processing Facility	–	1	199	1	22	1	1	$323,170
SSX Mine	–	1	89	3	4	1	-	$195,660

(1)        The table above reflects citations and orders issued to us by MSHA during the year ended December 31, 2013.

(2)        The definition of mine under Section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities equipment, machines, tools and minerals preparation facilities. Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine. MSHA assigns an identification number to each mine and may or may not assign separate identification numbers to related facilities such as preparation facilities. We are providing the information in the table by mine rather than MSHA identification number because that is how we manage and operate our mining business and we believe this presentation will be more useful to investors than providing information based on MSHA identification numbers.

(3)        Represents the total dollar value of the proposed assessment from MSHA under the Mine Act pursuant to the citations and or orders preceding such dollar value in the corresponding row.

Mining-Related Fatalities: During the year ended December 31, 2011, there were no mining-related fatalities at any of the mines operated by us.

Pattern or Potential Pattern of Violation: During the year ended December 31, 2011, one of the mines operated by us received written notice from MSHA of (a) potential pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under Section 104(e) of the Mine Act or (b) the potential to have such a pattern.

Pending Legal Actions: The following table reflects pending legal actions before the Federal Mine Safety and Health Review Commission (the “Commission”), an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act, as of December 31, 2011, together with the number of legal actions instituted and the number of legal actions resolved during 2011.

Mine(1)	Pending Legal Actions as of 12/31/2013(2)	Legal Actions Instituted During 2013	Legal Actions Resolved During 2013
Jerritt Canyon Processing Facility	35	–	–
SSX Mine	–	–	–
Total:	35	–	–

(1)        The definition of mine under Section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools and minerals preparation facilities. Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine. MSHA assigns an identification number to each mine and may or may not assign separate identification numbers to related facilities such as preparation facilities. We are providing the information in the table by mine rather than MSHA identification number because that is how we manage and operate our mining business and we believe this presentation will be more useful to investors than providing information based on MSHA identification numbers.

(2)        The list includes legal actions which were initiated prior to the current reporting period and which do not necessarily relate to citations, orders or proposed assessments issued by MSHA during the year ended December 31, 2013.

Legal actions pending before the Commission may involve, among other questions, challenges by operators to citations, orders and penalties they have received from MSHA or complaints of discrimination by miners under Section 105 of the Mine Act.

The following is a brief description of the types of legal actions that may be brought before the Commission:

•	Contests of Citations and Orders: A contest proceeding may be filed with the Commission by operators, miners or miners’ representatives to challenge the issuance of a citation or order issued by MSHA.
•	Contests of Proposed Penalties (Petitions for Assessment of Penalties): A contest of a proposed penalty is an administrative proceeding before the Commission challenging a civil penalty that MSHA has proposed for the alleged violation contained in a citation or order. The validity of the citation may also be challenged in the proceeding as well.

•	Complaints for Compensation: A complaint for compensation may be filed with the Commission by miners entitled to compensation when a mine is closed by certain withdrawal orders issued by MSHA. The purpose of the proceeding is to determine the amount of compensation, if any, due to miners idled by the orders.
•	Complaints of Discharge, Discrimination or Interference: A discrimination proceeding is a case that involves a miner’s allegation that he or she has suffered a wrong by the operator because he or she engaged in some type of activity protected under the Mine Act, such as making a safety complaint.
•	Applications for Temporary Relief: An application for temporary relief from any modification or termination of any order or from any order issued under Section 104 of the Mine Act.
•	Appeals of Judges’ Decisions or Orders to the Commission: A filing with the Commission of a petition for discretionary review of a judge’s decision or order by a person who has been adversely affected or aggrieved by such decision or order.

The following table reflects the types of legal actions pending before the Commission as of December 31, 2013.

Mine(1)	Contests of Citations and Orders	Contests of Proposed Penalties ($)	Complaints for Compensation	Complaints of Discharge, Discrimination or Interference	Applications for Temporary Relief	Appeals of Judges’ Decisions or Orders to the Commission
Jerritt Canyon Processing Facility	35	$25,717	-	2	-	-
SSX Mine	-	-	-	1	-	-
Total:	35	$25,717	-	3	-	-

(1)        The definition of mine under Section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools and minerals preparation facilities. Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine. MSHA assigns an identification number to each mine and may or may not assign separate identification numbers to related facilities such as preparation facilities. We are providing the information in the table by mine rather than MSHA identification number because that is how we manage and operate our mining business and we believe this presentation will be more useful to investors than providing information based on MSHA identification numbers.